For Immediate Release

Nordion Announces Cash Consideration Increase to US$13.00 per share from Sterigenics

Increased cash consideration to US$13.00 per share
Amendment to certain terms of the Arrangement
Annual and Special Meeting of Shareholders to be held on Friday, June 6, 2014
Wednesday, June 4, 2014 proxy voting deadline

Ottawa, Canada, June 2, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) announced today that it has entered into a second amendment (the “Second Amendment”) to the previously announced definitive agreement with Sterigenics (as amended, the “Arrangement Agreement”) providing that, among other things, shareholders of Nordion will now be entitled to a cash consideration of US$13.00 per share (the “Increased Consideration”) upon closing of the proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion (the “Arrangement”).

Although a clear majority of Nordion shareholders supported Sterigenics’ all-cash acquisition proposal at US$12.25 per share, there did not appear to be sufficient shareholder support to approve the transaction based on voting results available following the May 30, 2014 proxy voting deadline (the “Proxy Voting Deadline”).  As of the Proxy Voting Deadline, approximately 72.7% of all outstanding shares have been voted by proxy on the Arrangement resolution. Approximately 65.2% of the shares voted are in favour of the Arrangement and approximately 34.8% of the shares voted are against the Arrangement resolution.  The Arrangement resolution requires the approval of 66 2/3% of the votes cast by such shareholders.  In an effort to secure the necessary shareholder support for the Arrangement resolution, Sterigenics has increased the cash consideration per share from US$12.25 to US$13.00 per share.

On May 30, 2014, three days after the originally scheduled shareholder meeting, Nordion received an unsolicited written acquisition proposal from a third party for the acquisition of all the issued and outstanding common shares of Nordion for a price of US$12.50 per share payable in cash (the “Revised Unsolicited Proposal”). The third party is the same party that made an unsolicited written acquisition proposal on April 25, 2014 (the “Initial Unsolicited Proposal”), which was publicly announced by Nordion on May 5, 2014.  The third party had previously participated in Nordion’s strategic review process and is referred to as Party A in Nordion’s management information circular dated April 22, 2014 (the “Circular”). As was the case for the Initial Unsolicited Proposal, the Revised Unsolicited Proposal contained a comfort letter from debt financing sources, however it did not have the committed debt or equity financing to fund the acquisition and was subject to other conditionality, including approval by the shareholders of Party A. The Revised Unsolicited Offer did not include any greater commitment as to debt or equity financing sources, nor any less conditionality, than the Initial Unsolicited Proposal delivered in April to the Company.

On the evening of May 30, 2014, the Board, acting on the unanimous recommendation of the Special Committee comprised solely of independent directors (the “Special Committee”), and in consultation with its outside legal counsel and financial advisors, unanimously determined that the Revised Unsolicited Proposal was an Acquisition Proposal (as defined in the Arrangement Agreement) that could reasonably be expected to constitute or lead to a Superior Proposal (as defined in the Arrangement Agreement). As required by the Arrangement Agreement, Nordion notified Sterigenics of this determination and, further to this notification, Nordion and Sterigenics discussed possible amendments to the Arrangement Agreement, which ultimately resulted in Nordion and Sterigenics entering into the Second Amendment. As a result, the Board determined, acting on the unanimous recommendation of the Special Committee, that the Revised Unsolicited Proposal was no longer an Acquisition Proposal that could reasonably be expected to constitute or lead to a Superior Proposal.

The Arrangement is now valued at approximately US$805 million and will be funded using a combination of new debt facilities and equity financing, both of which are fully committed, Sterigenics’ cash on hand and a portion of Nordion’s cash on hand. Sterigenics has delivered an amended and restated equity commitment letter supporting the Increased Consideration. The Increased Consideration represents:

-	a premium of approximately 24.0% to the closing price of US$10.48 per share on the NYSE on March 27, 2014, the day immediately before the initial announcement concerning the Arrangement;
-	a premium of approximately 37.2% over the 90-day volume weighted average price of US$9.47 per share on the NYSE as at March 27, 2014;
-	a premium of approximately 103.4% to the closing price of US$6.39 per share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process;
-
a cash adjusted premium to the 90-day volume weighted average price on the NYSE of approximately 86.0% as at March 27, 2014, adjusting for the Company’s fiscal Q2 2014 reported cash and cash equivalents balance of US$332.7 million or US$5.37 per share; and

-	a premium of approximately 6.1% over the cash consideration of US$12.25 per share that was to be received by shareholders under the Arrangement Agreement prior to this increase.

The Board, acting on the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement, as amended by the Second Amendment, is in the best interests of Nordion. The Board unanimously approved the Second Amendment and re-affirmed its recommendation that shareholders vote FOR the Arrangement at the Annual and Special Meeting of Shareholders (the “Meeting”) and approved the postponement of the Meeting to Friday, June 6, 2014 to provide shareholders with the opportunity to either cast their vote if they have not done so already or reconsider their position.

Second Quarter Financial Results
The Company has released today its MD&A for the three and six months ended April 30, 2014, and its unaudited consolidated financial statements and related note disclosures for the same period. 2014 fiscal year financial outlook remains as previously announced on April 24, 2014.  The MD&A and financial results are available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Second Amendment Details
In consideration of the increased price per share agreed to by Sterigenics pursuant to the Second Amendment, Nordion has agreed to increase the termination fee payable to Sterigenics in certain circumstances, which includes if the Company terminates the Arrangement Agreement to accept a Superior Proposal approved by the Board and, subject to the terms of the Arrangement Agreement, if the Arrangement is not approved by shareholders at the Meeting and Nordion later consummates an Acquisition Proposal made or announced before termination of the Arrangement, from US$12 million to US$38 million. Further, Nordion has agreed that the expense reimbursement of up to a limit of US$3 million payable to Sterigenics in certain circumstances pursuant to the Arrangement Agreement, also be payable if the Arrangement Agreement is terminated by either Nordion or Sterigenics or if the Arrangement is not approved by shareholders at the Meeting. The Second Amendment and amended Plan of Arrangement are available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The Arrangement continues to be subject to the same closing conditions as previously disclosed to shareholders in the Circular, including the approval of 66 2/3% of the votes cast by shareholders present in person or by proxy at the Meeting, receipt of all regulatory approvals, such as under competition/antitrust laws and the Investment Canada Act, and the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act, as more fully described in the Circular. In addition, the Arrangement is effectively conditional upon Nordion having at closing US$300 million of available cash on hand to complete the steps of the transaction. As of the date hereof, Nordion has approximately US$343 million of cash and cash equivalents. The Arrangement is not subject to any financing condition and is expected to close in the second half of calendar 2014.

Voting Information
The Meeting will now be held at 12:00 pm ET on Friday, June 6, 2014. The location of the Meeting in Ottawa will be subsequently confirmed by news release. Shareholders present in person or by proxy at the Meeting will vote on the resolution approving the Arrangement and on the annual meeting matters.

Your vote is important regardless of the number of shares you hold and the Board urges you to vote. As a result of the postponement of the Meeting, the deadline for proxies to be received by Nordion’s transfer agent, CST Trust Company, is now 5:00 pm ET on Wednesday, June 4, 2014. You are entitled to vote at the Meeting if you were a shareholder on April 24, 2014.

If you have already submitted your proxy and you do not wish to change your votes on the matters set forth therein, no further action is required on your part and your votes will be counted at the Meeting in accordance with the proxy you have already submitted. If you have already submitted your proxy and you wish to change how your proxy was voted, you must comply with the proxy revocation procedures set forth in the proxy and in the Circular, as supplemented on May 8, 2014. The Circular, as supplemented, contains important information about the transaction and the Meeting and is available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Nordion is preparing a second supplement (the “Second Supplement”) to the Circular which will describe the Second Amendment and contain other relevant information. The Second Supplement will not be mailed to shareholders but is expected to be made available on or about June 2, 2014 under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the opinion received by the Board regarding the Increased Consideration payable in the transaction from a financial perspective will also be included in the Supplement. An amended and restated letter of transmittal reflecting the Increased Consideration will also be made available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America.

U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

Potential Impact of the Arrangement Not Being Approved by Shareholders
The Arrangement is the best alternative resulting from an active and extensive strategic review process that was publicly announced on January 28, 2013. The nature and duration of the strategic review process has afforded interested parties sufficient time to participate and, following the announcement of the Arrangement Agreement on March 28, 2014 and the first amendment to the Arrangement Agreement announced on May 5, 2014, to submit or propose a Superior Proposal prior to the Meeting.  Despite this, no Acquisition Proposal has been received by Nordion other than from Party A and the Revised Unsolicited Proposal was only received on May 30, 2014, four days before the date to which the Meeting had been postponed and 35 days after the Initial Unsolicited Proposal was received. The Revised Unsolicited Proposal does not include any greater commitment as to debt financing than the Initial Unsolicited Proposal, and continues to require an equity capital raise and approval of shareholders of Party A.

If the Arrangement is not approved by shareholders, either Nordion or Sterigenics may terminate the arrangement agreement at its option. If the Arrangement is not completed, the market price of the shares may be materially adversely affected and there can be no assurance that Nordion will be able to find a party willing to pay a price per share at least equal to the price to be paid pursuant to the terms of the Arrangement. In addition, the Arrangement Agreement provides that if an acquisition proposal is made or announced prior to the Meeting and this acquisition proposal is later consummated after a negative vote of shareholders with respect to the Arrangement, Nordion will be obligated, in specified circumstances, to pay the termination fee of US$38 million to Sterigenics.

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

About Sterigenics

Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries.

Advisors

Jefferies LLC and Canaccord Genuity Corp. are acting as financial advisors to Nordion in connection with the transaction. Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP are Nordion’s legal counsels and Davies, Ward, Phillips & Vineberg LLP is the Special Committee’s legal counsel. Goldman, Sachs & Co. served as financial advisor to Sterigenics in connection with the transaction, and Gowling Lafleur Henderson LLP, Kirkland & Ellis LLP and Cleary Gottlieb Steen & Hamilton LLP served as legal counsel.

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding common shares of Nordion; the anticipated benefits of the transaction to the parties and their respective security holders; the timing and anticipated receipt of required regulatory, court and security holder approvals for the transaction; the timing and anticipated enactment of Nordion and Theratronics Divestiture Authorization Act; Sterigenics’ ability to complete its financing; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; the anticipated timing of the meeting of Nordion shareholders to consider the transaction and for the closing of the transaction; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for the completion of the transaction, Nordion and Sterigenics have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the timing and anticipated enactment of the proposed amendments to the Nordion and Theratronics Divestiture Authorization Act; the ability of the parties to satisfy, in a timely manner, the other conditions of the closing of the transaction; and other assumptions and expectations concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities, including in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion